Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: SOFTBANK CORP.

Subject Company: eAccess Ltd.

SEC File No. 132-02766

Management Integration

between

SOFTBANK CORP. and eAccess Ltd.

October 1, 2012

Masayoshi Son

Chairman & CEO, SOFTBANK CORP.

The distribution of this presentation and the offer and sale of securities which may be referred to herein may be restricted by law in certain jurisdictions. This presentation does not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

This presentation may contain certain “non-GAAP” financial measures. SOFTBANK CORP. (“SoftBank”) uses certain non-GAAP performance measures and ratios in managing its business. Non-GAAP financial information should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with generally accepted accounting principles in Japan. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Registration under the U.S. Securities Act of 1933

SoftBank may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed share exchange between SoftBank and eAccess Ltd. (the “Share Exchange”). The Form F-4 for the Share Exchange, if filed, will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (eAccess Ltd.) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus, if filed, will contain important information about the subject company and SoftBank, the Share Exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the proposed Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents filed with the SEC in connection with the share exchange will be made available to shareholders upon request, free of charge, by calling, writing or e-mailing Softbank at: 81.3.6889.2290, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan, or ir@softbank.co.jp.

Forward-Looking Statements

This presentation includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about SoftBank and its group companies (the “SoftBank Group”). To the extent that statements in this presentation do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the SoftBank Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the SoftBank Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. SoftBank undertakes no obligation to publicly update any forward-looking statements after the date of this presentation.

12 Years ago

From 2000

Development of the ADSL Market

2005

Approval for

Mobile Communications Business License

BB Mobile Corp.

EMOBILE

2007

Strategic Partnership for Acquisition of a 2.5GHz License

2009

Collaboration on Mobile Data Communications

Information Revolution

- Happiness for everyone

A New and More Efficient Broadband Life for All.

October 1, 2012

October 1, 2012

Announcement on Management Integration

Promise to Customers

We Will Provide the Best Mobile Broadband Service.

LTE Comparison

softbank

2.1GHz 10MHz

75Mbps 91%

10,673

(As of Aug. 18, 2012)

2.1GHz 10MHz

75Mbps Not disclosed*

4,516

(as of Aug. 18, 2012)

Frequency Max. bandwidth

LTE max. speed

LTE for iphone5 population coverage (Mar. 2013)

No. of licensed LTE base stations (2.1GHz)

*Including 800 MHz

LTE actual population coverage ratio: 96%

LTE Coverage Area (Kanto, Koshin)

(scheduled to be available in Oct. 2012)

336 cities 212 cities

softbank

Source: Minna no iPhone portal Meet i (Sep. 27, 2012)

*Includes areas which cover only a portion. *The coverage area of SOFTBANK is 2.1GHz.

LTE Coverage Area (nationwide)

(scheduled to be available in Oct. 2012)

1,090 cities 541 cities

Source: Minna no iPhone portal Meet i (Sep. 27, 2012)

*Includes areas which cover only a portion. *2.1GHz for SOFTBANK.

1.7 GHz

Global Band

Available for iphone 5 LTE

1.7 GHz

Number of LTE Base Stations Available for iPhone 5

Soft Bank

20,000

2.1GHz

10,000

1.7GHz

30,000 Base Stations

(March 2013, tentative)

Network Sharing

2.1GHz (LTE)

1.7GHz (LTE)

SOFTBANK LTE smartphone

More comfortable with both companies’ LTE network

Network Sharing

900MHz/2.1GHz

(voice & data)

1.7GHz (LTE)

Broader coverage available for smartphone

EMOBILE LTE smartphone

LTE Frequency Available for iPhone 5

2.1GHz

2.1GHz

LTE Frequency Available for iPhone 5

2.1GHz 1.7GHz 2.1GHz

Frequency Available for iPhone 5

Frequency Communication method

2.1GHz 3G

(HSPA+)

900MHz 3G

(HSPA+)

2.1GHz LTE(FDD)

1.7GHz LTE(FDD)

Frequency Communication method

2.1GHz 3G

(EV-DO Multi Carrier)

800MHz 3G

(EV-DO Multi Carrier)

2.1GHz LTE (FDD)

Tethering

Tethering Launch Date

October 1, 2012 (today)

Original schedule

January 15, 2013

Accelerating Tethering Launch Date

October 1, 2012 (today)

Tethering launch

December 15, 2012

iPhone 5

JPY 5,460/month for Flat-rate Data

Speed limit may start at 1.2GB/month

Speed limit may start at 1GB/3days

(same restriction applied by major operators in Japan)

*To protect network from unexpected traffic increase

Flat-rate Data Plan (iPhone 5)

Unlimited Data Plan for 4G LTE Flat-rate Data Plan for 4G LTE

Flat-rate Data*1

(monthly) JPY 5,460 JPY 5,460

Tethering Available Not available

Tethering Option 0 Yen *2 –

(monthly)

Data Volume Up to 7GB/month*3 Unlimited

Speed Limit When exceeding 1GB/3days When exceeding 1GB/3days

(same restriction applied by major operators) (same restriction applied by major operators)

*1 Only for 2 years after the launch of tethering service. JPY 5,985 from the 3rd year.

*2 Only for 2 years after the launch of tethering service. JPY 525 from the 3rd year.

*3 Only for 2 years after the launch of tethering service. Up to 7.5GB from the 3rd year.

More Comfortable Mobile Broadband with LTE

Outline of Management Integration

Outline of Management Integration

Scheme

Evaluation

Schedule

Stock Exchange

Common stock of eAccess Ltd.

JPY 52,000/share

Oct. 1, 2012 Execution of agreement

(Aim to make eAccess a wholly-owned subsidiary by the end of 2012)

*Refer to the October 1, 2012 press release for details.

Enterprise Value

Enterprise Value

Net interest-bearing debt

(End of June 2012)

Acquired Stock Value 4

JPY 365.1bn

JPY 184.9bn

JPY 180.2bn

JPY 722.0bn

JPY 360.0bn

JPY 136.0bn

JPY 226.0bn

Synergy to SOFTBANK

(estimated)

(Present value of additional FCF) 1

Subscriber acquisition cost 2

Subscriber of mobile communications business: 4.20m × JPY 30k/subscription Subscriber of ADSL business: 1.40m × JPY 7k/subscription

CAPEX etc.*3

(after depreciation)

Enterprise Value

*1 Discount rate is 7.2%. Tax and interest are included.

*2 Number of subscriber as of the end of August 2012. Used eAccess’s FY2012 forecast for unit cost for acquisition.

*3 Fixed asset as of the end of June 2012.

*4 Calculated by 52,000 JPY/ share x 3,465,180, shares issued (as of end of June 2012)

Synergy Effect to SOFTBANK from Management Integration (estimated)

1. Customer Base Expansion JPY 200.0bn

2. Network Sharing JPY 110.0bn

3. Other Management Efficiencies JPY 50.0bn

Total JPY 360.0bn

1. Customer Base Expansion

(enhanced product competitiveness/churn reduction)

Provide Comfortable LTE

Expand Smartphone Coverage Area

900 MHz

1.7 GHz

2.1 GHz

2.1 GHz

1.7 GHz

1. Customer Base Expansion

(distribution channel)

Expansion of Sales Opportunity

2. Network Sharing

(backbone: current)

SOFTBANK Group Backbone

(4,000 GC)

(1,500 GC)

ADSL

Base station

2. Network Sharing

(backbone: after management integration)

SOFTBANK Group Backbone

(4,000 GC)

ADSL

Base station

Cost Reduction Through Backbone Sharing

2. Network Sharing

(base station infrastructure)

Efficient CAPEX Through Base Station Sharing

3. Other Management Efficiencies

Device Cost Reduction

Joint Development

Sales Efficiency

Distribution Efficiency

Advertisement Collaboration

Offload to LTE

Offload to Wi-Fi

System Integration

Maintenance Cost Reduction

Integration of Bases

Integration of CS Outsourced Operation

Administration Cost Reduction

Synergy Effect to SOFTBANK from Management Integration (estimated)

1. Customer Base Expansion JPY 200.0bn

2. Network Sharing JPY 110.0bn

3. Other Management Efficiencies JPY 50.0bn

Total JPY 360.0bn

Enterprise Value

Net interest-bearing debt

(End of June 2012)

Acquired Stock Value 4

JPY 365.1bn

JPY 184.9bn

JPY 180.2bn

JPY 722.0bn

JPY 360.0bn

JPY 136.0bn

JPY 226.0bn

Synergy to SOFTBANK

(estimated)

(Present value of additional FCF) 1

Subscriber acquisition cost 2

Subscriber of mobile communications business:

4.20m × JPY 30k/subscription Subscriber of ADSL business:

1.40m × JPY 7k/subscription

(after CAPEX depreciation) etc.3

Enterprise Value

*1 Discount rate is 7.2%. Tax and interest are included.

*2 Number of subscriber as of the end of August 2012. Used eAccess’s FY2012 forecast for unit cost for acquisition.

*3 Fixed asset as of the end of June 2012.

*4 Calculated by 52,000 JPY/ share x 3,465,180, shares issued (as of end of June 2012)

4+3

4+3=2

=2

Customer Base (current)

Operator

Subscriber

(End of August)

Market Share

1NTT DOCOMO

60.63m 44.7%

2 au 35.89m 26.5%

3 SoftBank 34.91m 25.7%

4 4.20m 3.1%

*Subscriber of SOFTBANK includes WILLCOM.

Customer Base (after integration)

Operator

Subscriber

(End of August)

Market Share

1 NTT DOCOMO 60.63m 44.7%

2 39.11m 28.8%

3 au 35.89m 26.5%

Customer Base (after integration)

Operator

Subscriber

(End of August)

Market Share

1 NTT DOCOMO 60.63m 44.7%

2 39.11m 26.5%

Towards No.2 in the Industry

*Subscriber of SOFTBANK includes WILLCOM.

Cumulative Customer Base

39.11m

35.89m

Surpassed

10.00m

April 2006

August 2012

27.25 Million Lines as of October 2010

27.25 Million Lines as of October 2010

201X

40

Million Lines

27.25 Million Lines as of October 2010

201X

40 Million Lines

Aim to Achieve Within This Fiscal Year

Operator

Mobile

Subscribers

(end of August

Operating

Income

(FY2011)

1

NTT DOCOMO 60.63m

JPY 874.4bn

2 39.11m JPY 699.6bn

3 KDDI 35.89m JPY 477.6bn

Towards No.2 in the Industry

*Operating income of SOFTBANK and eAccess is the sum of two companies.

*Subscriber of SOFTBANK includes WILLCOM.

LTE

Japan’s Broadband Pioneer

Mobile Broadband

Towards Mobile Broadband

No.1

softbank eaccess broadband services